Old Line Bancshares

October 9, 2012

Mr. Amite Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Re:   Old Line Bancshares, Inc.
Form 10-K for the period ended December 31, 2011
Filed March 30, 2012
File No.   000-50345

Dear Mr. Pande:

We are in receipt of your letter dated September 26, 2012 providing comments on the supplemental response for Old Line Bancshares, Inc. (“Bancshares”).  Our responses are set forth below and are keyed to the staff’s comment letter.  Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.  Bancshares’ filings beginning with its Form 10-Q for the quarter ended September 30, 2012 will include disclosures that are consistent with the disclosures provided below.

December 31, 2011 Form 10-K

Note 6, Loans page 91

1.
We note your response to comment 3 in your letter dated September 12, 2012.  Based on your proposed disclosure on page 10, it appears the total recorded investment in financing receivables acquired with deteriorated credit quality totaled $936,243 at June 30, 2012.  Please reconcile this amount to the acquired impaired loans receivable of $14,329,955 at June 30, 2012 disclosed on page 6 of your response and explain why the amounts are not the same.

RESPONSE:
There is no correlation between the $936,243 in the proposed disclosure on page 10 and the $14,329,955 disclosed on page 6 of our response.

The $936,243 refers to acquired loans that were performing on the acquisition date and subsequently became impaired.  At June 30, 2012, we individually evaluated these loans and applied a specific allowance for loan losses based on our review of specific facts and circumstances.

The $14,329,955 refers to loans that were deemed impaired on the acquisition date.  We recorded these acquired loans at the estimated fair value on the purchase date with no carryover of the related allowance for loan and lease losses.  At June 30, 2012 we had no specific allowance for loan losses on these loans.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2500·FAX:  (301) 430-2599
Member FDIC

2.
We note your response to comment 4 in your letter dated September 12, 2012.  Please clarify your disclosure to clearly label appropriate amounts as unpaid principal balance.  Additionally, please ensure that you disclose this information for all impaired loans including accruing and non-accrual TDRs.  It may be helpful to consider the example disclosure in ASC 310-10-55-10.

RESPONSE:  We will comply with the staff’s comment by adding the following disclosure and accompanying chart for all periods presented.

At June 30, 2012, we had one legacy TDR totaling $499,122.  During the six month period, we received payment in full on one TDR totaling $282,862.  Two TDRs totaling $4.4 million had returned to their contractually required payments of principal and interest. The borrower had paid as agreed for six months and we removed the loan from TDR status.  We received payments of $798 on the acquired TDRs during the six month period.  There were no other changes to TDRs for the six month period.

We factor our TDRs into our allowance for loan losses by individually evaluating each TDR for impairment and including any required amounts in the respective portfolio’s segment for the allowance for loan losses.  At December 31, 2011, $334,137 of the allowance for loan losses was attributable to TDRs.  As a result of the reduction in TDRs at June 30, 2012, we had reduced the allocation for TDRs included in the allowance for loan losses to $25,000.

We have not ever had a TDR on non-accrual status and we had no TDRs on non-accrual status at June 30, 2012 or December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Unpaid Principal Balance
June 30, 2012

	Legacy			Acquired(1
	Unpaid Principal Balance	Average Unpaid Principal Balance	Interest Not Accrued(2	Unpaid Principal Balance	Average Unpaid Principal Balance	Interest Not Accrued(2	Total Unpaid Principal Balance
Real Estate
Commercial	817,456	817,456	46,627	2,431,806	2,442,435	870,081	3,249,262
Construction	969,337	969,337	267,641	850,000	1,015,929	705,281	1,819,337
Residential	-	-	-	1,300,661	1,174,509	388,346	1,300,661
Commercial	-	-	-	259,141	260,018	51,468	259,141
Consumer	-	-	-	-	-	-	-
Total non-performing loans	$1,786,793	$1,786,793	$314,268	$4,841,608	$4,892,891	$2,015,176	$6,628,401

Accruing past due loans:
30-59 days past due
Real estate	1,470,732			425,107			1,895,839
Commercial	439,768			237,115			676,883
Consumer	-			42,124			42,124
Total 30-59 days past due	1,910,500			704,346			2,614,846
60-89 days past due
Real estate	888,719			-			888,719
Commercial	-			20,993			20,993
Consumer	-			699			699
Total 60-89 days past due	888,719			21,692			910,411
90 or more days past due
Consumer	-			940,072			940,072
Total accruing past due loans	$2,799,219			$1,666,110			$4,465,329

Accruing Troubled Debt Restructurings
Real Estate	499,122	2,105,531		152,848	152,848		651,970
Consumer	-	47,557		442	781		442
Total Accruing Troubled Debt Restructurings	$499,122	$2,153,088		$153,290	$153,629		$652,412
(1) Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our expectations or payment in full of amounts due even though we classify them as non-accrual.
(2) We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Unpaid Principal Balance
December 31, 2011

	Legacy			Acquired(1
	Unpaid Principal Balance	Average Unpaid Principal Balance	Interest Not Accrued(2	Account Balance	Average Unpaid Principal Balance	Interest Not Accrued(2	Total Account Balance
Real Estate
Commercial	$-	292,334	$-	$2,288,900	1,750,096	$1,164,630	$2,288,900
Construction	1,169,337	584,961	212,484	1,184,146	849,787	255,560	2,353,483
Residential	-	-	-	1,019,942	755,458	241,093	1,019,942
Commercial	77,975	19,494	1,735	90,039	192,549	33,041	168,014
Consumer	-	-	-	-	-	-	-
Total non-performing loans	$1,247,312	$896,789	$214,219	$4,583,027	$3,547,890	$1,694,324	$5,830,339

Accruing past due loans:
30-59 days past due
Real estate	421,805			474,651			896,456
Commercial	-			-			-
Consumer	-			22,698			22,698
Total 30-59 days past due	421,805			497,349			919,154
60-89 days past due
Real estate	311,762			338,431			650,193
Commercial	11,043			-			11,043
Consumer	-			3,494			3,494
Total 60-89 days past due	322,805			341,925			664,730
90 or more days past due
Consumer	34,370			-			34,370
Total accruing past due loans	$778,980			$839,274			$1,618,254

Accruing Troubled Debt Restructurings
Real Estate	5,037,879	2,258,052		-	91,709		5,037,879
Consumer	142,671	144,549		154,088	805		296,759
Total Accruing Troubled Debt Restructurings	$5,180,550	$2,402,601		$154,088	$92,514		$5,334,638
(1) Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our expectations or payment in full of amounts due even though we classify them as non-accrual.
(2) We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.

3.
We note your response to comment 5 in your letter dated September 12, 2012 and your disclosure in the June 30, 2012 Form 10-Q.  Please revise future filings to disclose the average recorded investment for all impaired loans by class of financing receivable including accruing and non-accrual TDRs.  It may be helpful to consider the example disclosure in ASC 310-10-55-10.

RESPONSE:  We will comply with the staff’s comment in future filings as outlined in the chart provided in the response to question 2 above

4.
We note your response to comment 6 in your letter dated September 12, 2012.  Please ensure that in future filings you disclose the financial effects (i.e. the change in recorded interest at the time of modification) for each TDR during the periods presented.  Also, please confirm to us, if true, and clearly disclose in future filings that you continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35.  If you do not, please measure credit impairment for all previously classified TDRs using the guidance in ASC 310-10-35 and to the extent that prior periods were materially misstated, please consider the need to potentially restate your financial statements.

RESPONSE:
We will comply with the staff’s comment in future filings and disclose the financial effects for each TDR during the periods presented.  There were no financial effects, other than the change in allocation of the allowance discussed in the response to question 2 above, for the periods presented.  We confirm that we continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35.  We will add to our disclosure that appears on page 53 of our December 31, 2011 10-K and page 51 of our June 30, 2012 10-Q that we continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35.

Bancshares acknowledges that:

•	Bancshares is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bancshares may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns.  Please call me at (301) 430-2544 to arrange a discussion.

Sincerely,

/s/Christine M. Rush

Christine M. Rush
Executive Vice President &
Chief Financial Officer